Exhibit 5

RESOURCES INC.

ANNUAL INFORMATION FORM

March 17, 2004

HAWKER RESOURCES INC.
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
ABBREVIATIONS	2
CONVERSION	2
FORWARD-LOOKING STATEMENTS	2
HAWKER RESOURCES INC	4
Organization and Structure	4
GENERAL DEVELOPMENT	4
Business of the Corporation	4
History	4
Significant Acquisitions and Dispositions	7
Business Strategy	7
PRINCIPAL PROPERTIES	7
Summary of Properties	7
Drilling Activity	10
Location of Wells	11
Land Holdings	11
Production	11
Selected Reserve Information	12
Reconciliation of Reserves	17
Additional Information Relating to Reserves Data	17
Other Oil And Gas Information	18
BORROWINGS	21
INDUSTRY CONDITIONS	21
Canadian Government Regulation	21
Pricing and Marketing — Oil	22
Price and Marketing — Natural Gas	22
The North American Free Trade Agreement	22
Royalties and Incentives	22
Land Tenure	23
Environmental Regulation	24
RISK FACTORS	24
Exploration, Development and Production Risks	24
Insurance	24
Prices, Markets and Marketing of Crude Oil and Natural Gas	25
Substantial Capital Requirements; Liquidity	25
Competition	25
Environmental Risks	26
Reserves Replacement	26
Reliance on Operators and Key Employees	26
Corporate Matters	26
Permits and Licenses	27
Additional Funding Requirements	27
Issuance of Debt	27
Availability of Drilling Equipment and Access Restrictions	27
Title Defects	27
Uncertainty of Reserve Information	27
Kyoto Protocol	28
Government Regulation and Taxation	28
SELECTED FINANCIAL INFORMATION	28
Financial Results	28
Average Prices	29
MANAGEMENT’S DISCUSSION AND ANALYSIS	29
MARKET FOR SECURITIES	29
DIRECTORS AND EXECUTIVE OFFICERS	30
CONFLICTS OF INTEREST	31
ADDITIONAL INFORMATION	31
APPENDIX A — FORMS 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS	A-1
APPENDIX B — FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE	B-1

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GLOSSARY OF TERMS

Capitalized terms in this Annual Information Form have the meanings set forth below:

“Annual Report” means the Annual Report of the Corporation for the year ended December 31, 2003;

“COGE Handbook” means the “Canadian Oil and Gas Evaluation Handbook”;

“Common Share” means a common share in the capital of the Corporation;

“GLJ” means Gilbert Laustsen Jung Associates Limited, independent petroleum engineers, Calgary, Alberta;

“GLJ Report” means the report prepared by GLJ dated March 8, 2004, setting forth certain information relating to certain of the oil and gas reserves of the Corporation’s properties and the present value of the estimated future net reserves associated with such reserves;

“Hawker” or “the Corporation” means Hawker Resources Inc., a corporation governed by the Business Corporations Act (Alberta);

“LIBOR” means London Interbank Offer Rate;

“McDaniel” means McDaniel and Associates Consultants Ltd., independent petroleum engineers, Calgary, Alberta;

“McDaniel Report” means the report prepared by McDaniel dated March 12, 2004, setting forth certain information relating to certain of the oil and gas reserves of the Corporation’s properties and the present value of the estimated future net reserves associated with such reserves;

“NGLs” means natural gas liquids;

“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

“Oncolytics” means Oncolytics Biotech Inc.;

“Pointwest” means Pointwest Energy Inc., a corporation incorporated under the Business Corporations Act (Alberta);

“Purchase Option” means the option in favour of the Corporation to purchase an undivided interest of up to 49% in the Southward Properties at a purchase price based on an ascribed price, as at May 1, 2003 and subject to adjustment, of $136,900,000 for a 100% interest in the Southward Properties;

“Southward” means Southward Energy Ltd., a corporation incorporated under the Business Corporations Act (Alberta);

“Southward Properties” means all of the petroleum and natural gas rights and related assets of Southward other than those which are both west of the fifth meridian and in the Province of Alberta, which properties are located east of Edmonton in the Lavoy and Cold Lake/Bonnyville areas of Alberta and are described under the heading “Principal Properties — Summary of Properties — Lavoy and Cold Lake/Bonnyville”;

“Synsorb” means Synsorb Biotech Inc., as Hawker was named before it changed the focus of its business to oil and gas exploration and development;

“TSX” means The Toronto Stock Exchange;

“working interest” means the interest in a lease that carries with it the rights and obligations to develop and operate an oil or natural gas property;

“Year” means a calendar year; and

“Zorin” means Zorin Exploration Ltd., a corporation incorporated under the Business Corporations Act (Alberta);

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousand barrels	bcf	billion cubic feet
boe boe/d	barrels of oil equivalent of natural gas and crude oil on the basis of 1 bbl of crude oil for 6 mcf of natural gas barrels of oil equivalent per day	mcf/d mmcf/d GJ GJ/d	thousand cubic feet per day million cubic feet per day gigajoules gigajoules per day
mboe	thousand boe
NGLs	natural gas liquids
mmbtu	million British thermal units
stb	standard stock tank barrel

CONVERSION

     In this Annual Information Form, certain measurements may be given in Standard Imperial or Metric Units only. The following table sets forth certain standard conversions:

To Convert From	To	Multiply By

mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
barrels	cubic metres	0.159
cubic metres	barrels	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements pertaining to the following:

•	the quantity of reserves;

•	oil and natural gas production levels;

•	capital expenditure programs;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the Corporation’s ability to raise capital and to continually add to reserves through acquisitions and development; and

•	treatment under governmental regulatory and taxation regimes.

The Corporation’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•	volatility in market prices for oil and natural gas;

•	liabilities and risks inherent in oil and natural gas operations;

•	uncertainties associated with estimating reserves;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical, drilling and processing problems.

HAWKER RESOURCES INC.

Organization and Structure

The Corporation was incorporated as 599386 Alberta Ltd. under the Business Corporations Act (Alberta) on February 14, 1994 and changed its name to SYNSORB Biotech Inc. on March 31, 1994. Effective May 8, 2002: (i) each former holder of common shares of the Corporation received one new common share for each eight cancelled common shares previously held by such holder, (ii) the stated capital of the Corporation was reduced in respect of the common shares of the Corporation by $59,896,000, and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Corporation were distributed to its shareholders. By articles of amendment filed on April 3, 2003, the name of the Corporation was changed to Hawker Resources Inc. and a new class of non-voting equity shares was created. On December 30, 2003, each of Pointwest and its wholly-owned subsidiary, Myriad Corporation, and the Corporation amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc. On December 31, 2003, 1053639 Alberta Ltd., a wholly-owned subsidiary of the Corporation, and the Corporation amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc.

The head office of the Corporation is located at 700, 700 – 2nd Street S.W., Calgary, Alberta, T2P 2W1, and the registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

GENERAL DEVELOPMENT

Business of the Corporation

Hawker is an Alberta based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker currently owns approximately 184,929 net acres of undeveloped land focused in six core areas in Alberta and British Columbia, and as of December 31, 2003 had approximately 5,800 to 6,000 boe/d of production.

Hawker intends to build an asset base within a target area covering northeastern British Columbia and extending southeast to the southern Alberta prairies by means of acquisition and land purchase opportunities. Consistent with this strategy, on March 17, 2004, the Corporation acquired all the issued and outstanding shares of Zorin by way of a formal take-over bid. See “History — Acquisition of Zorin Exploration Ltd.”

As at December 31, 2003, the Corporation employed 15 people, none of which are unionized.

History

     Acquisition of Zorin Exploration Ltd.

On March 17, 2004, Hawker acquired all of the issued and outstanding common shares of Zorin for an aggregate purchase price of a cash payment of approximately $1.5 million and the issuance by Hawker of 1,150,000 Common Shares. Prior to such acquisition, Zorin was a publicly-traded junior oil and natural gas exploration company based in Calgary, Alberta with activities in Alberta, Saskatchewan, Ontario and Ohio. Zorin’s average production for 2003 was approximately 218 bbls/d of oil and NGLs and 924 mcf/d of natural gas. The majority of the production from the properties in which Zorin has an interest are operated by Zorin.

The Corporation currently intends to continue the business carried on by Zorin in the Granlea, Alberta area and vigorously exploit and develop this property and properties adjacent to Granlea in which Hawker has a working interest. The Corporation may, however, determine to sell all or any portion of remaining properties in which Zorin has an interest and may also choose to operate and exploit such properties in a manner different from that of Zorin. Hawker also intends to amalgamate Zorin into the Corporation pursuant to the provisions of the Business Corporations Act (Alberta).

     Acquisition of Pointwest Energy Inc. and Prospectus Offering

On December 30, 2003, Hawker acquired all of the issued and outstanding common shares of Pointwest for an aggregate purchase price of approximately $88 million, inclusive of debt. Prior to such acquisition, Pointwest was an oil and natural gas exploration and production company based in Calgary, Alberta with an asset base within an area primarily in northeastern British Columbia. See “Principal Properties — Summary of Properties — North Boundary and Valhalla.”

Concurrent with the completion of the acquisition of Pointwest, the Corporation closed a short form prospectus equity financing of 11,200,000 Common Shares at a price of $4.05 per share for gross proceeds of $43,360,000. The net proceeds from this equity financing were used to partially finance the Corporation’s acquisition of all of the shares of Pointwest. The balance of the funds required to complete the acquisition were advanced to the Corporation under an expanded credit facility with the Canadian Imperial Bank of Commerce. Effective December 30, 2003, each of Pointwest and Myriad Corporation, its wholly-owned subsidiary, was amalgamated into the Corporation pursuant to the provisions of the Business Corporations Act (Alberta).

     Completion of Private Placement

On December 5, 2003, Hawker completed a private placement of 2,900,000 flow-through Common Shares at a price of $5.25 per share for gross proceeds of $15,225,000. Hawker agreed to renounce to subscribers under this private placement “Canadian Exploration Expense” as defined in the Income Tax Act (Canada) (the “Tax Act”) in the aggregate amount of $15,225,000 with an effective date, for income tax purposes, of on or before December 31, 2003.

     Acquisition of 1053638 Alberta Ltd. and 1053639 Alberta Ltd.

On August 14, 2003, the Corporation acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies, for an aggregate consideration equal to $1,500,000. On August 19, 2003, the Corporation subsequently sold all of the shares of 1053638 Alberta Ltd. for $300,000.

     Acquisition of Southward and the Southward Properties and Equity Financing

In early March 2003, 1022971 Alberta Ltd. entered into an agreement with a third party which provided, as amended, that in the event that 1022971 Alberta Ltd. was successful in purchasing all of the common shares of Southward, the third party would purchase all of the petroleum and natural gas rights and related assets of Southward, except for a 1% interest in the Southward Properties and 100% of the seismic data relating to the Southward Properties, for a purchase price equal to $164,631,000, of which $135,531,000 was allocated for internal purposes to a 99% interest in the Southward Properties.

In mid-March 2003, Hawker was granted an option to purchase (the “Purchase Option”) an undivided interest of up to 49% in the Southward Properties at a purchase price, subject to adjustment, equal to $1,369,000 for each 1% undivided interest in the Southward Properties.

On March 16, 2003, 1022971 Alberta Ltd. entered into an arrangement agreement with Southward which contemplated that, subject to the terms and conditions of the agreement, 1022971 Alberta Ltd. and Southward would implement an arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta), whereby, amongst other things, shareholders of Southward would transfer all of the outstanding common shares to 1022971 Alberta Ltd. in consideration for $4.77 per share.

As a pre-condition to 1022971 Alberta Ltd. entering into the arrangement agreement, Southward agreed that, at the direction of 1022971 Alberta Ltd., it would enter into fixed price forward sales contracts in respect of up to 12,875 GJ/d of gas production from the Southward Properties. On March 17, 2003, Southward entered into forward sales contracts in respect of an aggregate of 12,880 GJ/d for the balance of 2003 and the first quarter of 2004.

On March 31, 2003, the Corporation acquired all of the shares of 1022971 Alberta Ltd. for an aggregate consideration of $1.00.

At the annual and special meeting of the shareholders of the Corporation held on April 3, 2003 a new board of directors was elected, including the appointment of David Tuer as the new President and Chief Executive Officer of the Corporation, and the shareholders approved, among other things: (i) the equity financing, (ii) the creation of class A shares, and (iii) the name change to Hawker Resources Inc.

On April 3, 2003, the Corporation completed an equity financing of 223,798 Common Shares and 430,493 units by way of a long form prospectus for aggregate proceeds of approximately $3.7 million. These units were converted into an aggregate of 6,026,902 Common Shares on May 29, 2003. During the period of March 13, 2003 to April 3, 2003, all outstanding in-the-money stock options were exercised, resulting in the issuance of an additional 275,000 Common Shares for aggregate proceeds of $192,000.

On April 28, 2003 the Arrangement was approved by the shareholders and optionholders of Southward and also by the Court of Queen’s Bench of Alberta. On April 30, 2003, 1022971 Alberta Ltd. acquired all of the shares of Southward in accordance with the provisions of the Arrangement. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the Southward Properties and a 100% interest in seismic data, to an independent third party, for consideration equal to $164,631,000.

On June 30, 2003, the Corporation exercised the Purchase Option and, accordingly, acquired a 49% interest in the Southward Properties, and also purchased the 1% undivided interest in the Southward Properties. At this time, the non-cash working capital of Southward was conveyed to the Corporation.

All of the shares of 1022971 Alberta Ltd (including its wholly-owned subsidiary, Southward, and all other subsidiaries) were sold for nominal consideration by the Corporation to an independent third party on June 30, 2003.

     Prior Business: Biotechnology

Prior to December 10, 2001, the Corporation was a biotechnology company focusing primarily on the discovery and development of pharmaceutical products for gastroenteric diseases or conditions which could benefit from new or additional therapies. On that date, the Corporation announced that it was terminating the clinical trials of its remaining product and would consider future strategic alternatives. In the following months, the Corporation reduced its expenditure rate, laid off executives and staff and reviewed alternatives for maximizing shareholder value.

Over the course of the fiscal year ended December 31, 2002, the Corporation divested itself of its position in Oncolytics by distributing 4,000,235 of such shares to its shareholders and by selling 2,255,565 of such shares through the TSX for aggregate gross proceeds of $6,898,000. During that period, the Corporation completed staff reductions and the winding-down of its clinical trials and continued to evaluate strategic alternatives. The Corporation held discussions with several industry parties in an attempt to reach a transaction with another pharmaceutical entity that would make use of the Corporation’s technology and its specialized manufacturing plant and equipment. These discussions did not lead to the Corporation receiving any acceptable proposals for such a transaction.

On October 30, 2002, the Corporation retained Network Capital Inc. as its financial advisor to seek a transaction to maximize value for shareholders, including pursuing transactions that would substantially reorganize the business of the Corporation.

In the fall of 2002, the Corporation determined to dispose of its pharmaceutical manufacturing equipment and to list its manufacturing plant for sale as commercial premises. In January 2003, the Corporation sold its equipment for approximately $940,000 in net proceeds and, in February 2003, the Corporation granted a third party an exclusive license to certain of its patents relating to toxin binding sugars for net proceeds of U.S. $240,000.

Significant Acquisitions and Dispositions

Each of the significant acquisitions and dispositions of the Corporation are disclosed above under “General Development — History”.

Business Strategy

Vision.    The Corporation’s primary ongoing business objective is to become a full cycle oil and gas company with a dual focus on exploration and development activities and on an active acquisition strategy, with a particular emphasis on natural gas opportunities.

Drilling Program.    Management intends to employ an active exploration program to seek out additional areas to add to the Corporation’s production and opportunity inventory.

Responsible Fiscal Management.    Approximately 50% of the Corporation’s anticipated cash flow will be directed towards the replacement of existing reserves, leaving a significant amount of cash flow available for a focused exploration program or to pay down debt. The Corporation strives to add value through its drilling and exploration activities and carefully manages its costs, thereby positioning itself to add to its inventory of opportunities and undeveloped land holdings.

Prudent Use of Equity.    Management recognizes that, at this early stage of development, equity must be used sparingly, and it intends to rely heavily on operational revenues and debt financing to satisfy liquidity requirements. The Corporation will attempt to minimize the dilution that would be caused to existing shareholders if large amounts of equity were issued.

PRINCIPAL PROPERTIES

Summary of Properties

The following is a description of the Corporation’s six principal properties on production or under development.

     Lavoy

The Lavoy area is located approximately 100 kilometres east of Edmonton in a well-developed natural gas-prone portion of the Western Canada Sedimentary Basin. Hawker does not operate the property, but owns a 45% average working interest in this property’s land, facilities, and production which from July 1 to December 31, 2003 averaged 14.4 mmcf/d. Hawker has ownership of a large undeveloped land base totaling 142,043 net acres (290,169 gross acres). Geologically, the property is characterized by 14 multi-stacked prospective horizons where hydrocarbons have been proven to exist. Hawker also has a working interest position in 10 processing facilities in the area with gross cumulative capacity of 40 mmcf/d.

In 2003, Hawker increased its net land position at Lavoy by purchasing approximately 3,500 net undeveloped acres through Crown land sales. During the year, Hawker participated in the drilling of 31 natural gas wells of which 23 were cased. As at December 31, 2003, only 12 of these wells had been connected into processing facilities and/or pipelines. The Corporation and the Lavoy operator are taking steps to accelerate the tie-in process.

Hawker and its partner negotiated a farm-in on additional lands with a major operator in the Lavoy region. Drilling success on these lands will increase Hawker’s land position in 2004.

With a large undeveloped land base, geologically multi-stacked prospective horizons, access to processing facilities and compression, Lavoy is Hawker’s largest core area and one where the Corporation intends to grow its base production and expand operations.

     Cold Lake/Bonnyville

The Cold Lake/Bonnyville property is located approximately 80 kilometres south of the Cold Lake Air Weapons Range in North Central Alberta. The Cold Lake/Bonnyville property falls outside of the restrictive gas over bitumen area ordered by the Alberta Energy Utilities Board (“EUB”). While Hawker’s drilling operations on the property have not been affected by the order, tie-in and production delays have been experienced.

Hawker assumed operatorship of this property in September 2003 and operates an average of 8 mmcf/d of natural gas production. Net production in 2003 was 2.0 mmcf/d which reflects Hawker’s average 25% working interest in Cold Lake/Bonnyville. Hawker has a solid land position in the area totaling some 12,840 net acres including 4,320 undeveloped net acres (10,240 gross acres). The property consists of 29 well sites and one production facility. Similar to the Lavoy area, Cold Lake’s geology is multi-stacked with five prospective hydrocarbon-bearing horizons.

Two natural gas wells were drilled and connected to processing facilities in late 2003. The wells will begin producing in the first half of 2004 after receiving regulatory approval. Since assuming operatorship, Hawker spent the remainder of 2003 reviewing all aspects of this area in detail: facility capacity, geologic potential, mineral rights availability, as well as possible competition from third-party operators. Hawker is encouraged by the gas exploitation upside of the Cold Lake/Bonnyville area and its potential for contribution to the Corporation’s future growth.

     North Boundary

The North Boundary project is located 55 kilometres northeast of Fort St. John in British Columbia. Hawker acquired this property through its acquisition of Pointwest on December 30, 2003. The assets in this region fit well within Hawker’s identified area of interest. The development of the project is in its infancy and it offers Hawker a base for future low risk expansion as well as exploration potential. The Corporation will be focused on exploiting production from this core region for the next several years. Hawker has an average 85% working interest in the 42,000 acre land block, which comprises 25,993 net acres of undeveloped land. Production at December 31, 2003 was approximately 3,100 boe/d, comprising 17 mmcf/d of natural gas and 240 bbls/d of oil and NGLs. Hawker operates 22 natural gas producing wells, and has a 100% working interest in the North Boundary gas processing facility, which has a capacity of 28 mmcf/d of sour gas, 6 mmcf/d of sweet gas and 600 barrels per day of oil and NGLs. At North Boundary, hydrocarbons are produced from eight prospective horizons to a depth of approximately 1,300 metres.

As of year-end, more than 25 prospective locations for exploration or development drilling were identified. With current 3D seismic coverage over the majority of the property, and more seismic to be added in 2004, Hawker expects to expand its presence and production in the area. Hawker believes North Boundary will be a key asset in fuelling the Corporation’s growth in 2004.

The Corporation is currently in the process of transferring the permits registered in the name of Pointwest to Hawker in respect of the North Boundary property

     Valhalla

The Valhalla property is located 160 kilometres northwest of Grande Prairie, in north central Alberta. Its multiple geological targets are found at a depth of approximately 1,800 metres in the Cretaceous formations common to Alberta production. Hawker currently has a working interest in 1,940 gross acres with a rolling option farmin on an additional 4,160 gross acres granted by a major resource company.

Three producing wells have been drilled on Hawker’s acreage. The wells have been connected to third party processing facilities in the area. Production at December 31, 2003 was 220 barrels per day, comprising 1 mmcf/d of natural gas and 55 boed/d of oil and NGLs. Two standing wells which have been drilled but are not yet tied into pipelines are expected to be brought on production in 2004. Several re-completion opportunities have also been identified and could be started in 2004.

The surrounding area is dominated by several large oil and gas companies, and offers Hawker limited opportunities for growth beyond 2004. As a result the Corporation will evaluate future plans for this property, including a possible exchange or sale.

     Chigwell

Chigwell is a grassroots exploration prospect that was developed by Hawker in the second half of 2003. Hawker has reviewed more than 100 existing well data sets to identify the Chigwell opportunity. Hawker acquired its land position at Chigwell in the third quarter of 2003, with two exploration wells subsequently drilled and cased. Both of these wells tested at commercial flow rates of natural gas from the Basal Quartz/Ellerslie horizon.

This area is well developed in terms of infrastructure, and Hawker has initiated discussions with third party facility operators regarding access to available processing and gathering capacity. Hawker plans to drill two follow-up well locations in early 2004 in conjunction with additional land and seismic data acquisitions.

The Chigwell area is viewed as an emerging focus area for Hawker. The project exemplifies Hawker’s ability to identify drilling opportunities and exploit them quickly.

     Purple Springs

At Purple Springs in southern Alberta, Hawker farmed in on 6,400 gross acres of land where the Corporation plans to drill and tie in 15 wells by June 30, 2004 to earn a 50% working interest position. The program will capitalize on Hawker’s significant technical experience in developing shallow Medicine Hat gas sands throughout southern Alberta. Future opportunities for the block and offsetting lands involve infill drilling, and gathering and processing of third party natural gas through the facilities Hawker will develop in this area. Exploration prospects for deeper targets in the Viking, Sunburst, and Sawtooth formations may be evaluated as part of the 2004 drilling program.

     Wild River Prospect

The Wild River project is non-operated and constitutes a significant part of Hawker’s 2004 high risk exploration portfolio. Hawker has a 20% working interest in five sections of land as well as the associated seismic coverage. The Wild River prospect is a Nisku pinnacle reef on trend with existing pinnacle reef production to the south. The feature was identified by seismic re-processing and as mapped could have significant gas-in-place relative to the analogous pinnacles in the area. The well located at 8-14-57-23 W5M was spudded in December 2003 and at year-end was drilling forward. Subsequent to year-end the well was cased and is currently being evaluated by Hawker and its partners.

     Other

In conjunction with Hawker’s acquisition of Southward on April 30, 2003, the Corporation acquired access to a large seismic database covering northeast British Columbia, and extending southeast to the southern Alberta prairies. The database included some 1,250 kilometres of 2D seismic data and 2,750 square kilometres of 3D seismic information. Hawker’s exploration teams have extensively reviewed and re-processed certain data to develop an inventory of potential exploration prospects. Land acquisition strategies have been developed for these prospects and in some cases land has been acquired. Hawker expects to drill two of these prospects in early 2004, and will continue evaluation and land acquisition of the others.

In addition to North Boundary and Valhalla, 10 minor properties were acquired as part of the Pointwest acquisition. The properties are all non-operated with an average working interest of 30%. Net production at December 31, 2003 from the combined properties was 1.8 mmcf/d of natural gas and 22 bbls/d of oil and NGLs. Subsequent to December 31, 2003 and following an evaluation of the properties’ exploitation potential, the Corporation reached an agreement to sell these properties, with the closing expected at the end of the first quarter of 2004.

Drilling Activity

The following table sets forth the number of gross and net exploratory and development wells in which the Corporation has participated during the periods indicated.

	Year Ended December 31(1)

	2003

	Gross Wells(2)	Net Wells(3)

Exploratory
Natural Gas	5	3.0
Crude Oil	—	—
Dry and Abandoned(4)	1	0.5
Total Exploratory	6	3.5
Development
Natural Gas	20	9.6
Crude Oil	2	1.0
Dry and Abandoned(4)	7	3.5
Total Development	29	14.1
Total Drilling Activity	35	17.6

Notes:

(1)	Prior to June 2003, the Corporation was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

(2)	“Gross wells” means the total number of wells in which the Corporation has an interest.

(3)	“Net wells” means the number of gross wells multiplied by the Corporation’s working interest therein.

(4)	“Dry well” means a well which is not a productive well or a service well. A productive well is a well which is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Location of Wells

The following table sets forth the Corporation’s interest in producing wells and wells capable of producing as at December 31, 2003.

	Wells(1)

	Producing		Shut-in(4)

Property	Gross(2)	Net(3)	Gross(2)	Net(3)

Lavoy	170	76.5	24	10.8
North Boundary	23	16.1	—	—
Cold Lake/Bonnyville	25	9.3	12	4.8
Valhalla	4	3.2	1	0.7
Other	35	8.0	3	2.0

Total	257	113.1	40	18.3

Notes:

(1)	Prior to June 2003, the Corporation was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

(2)	“Gross wells” means the total number of wells in which the Corporation has an interest.

(3)	“Net wells” means the number of gross wells multiplied by the Corporation’s working interest therein.

(4)	“Shut-in Wells” are wells which are capable of economic production or which the Corporation considers capable of production but which, for a variety of reasons, including but not limited to lack of markets or development, are not currently on production.

Land Holdings

The following table summarizes the undeveloped land of the Corporation as at December 31, 2003.

Property	Gross Acres(1)	Net Acres(2)

Lavoy	290,169	142,043
Cold Lake/Bonnyville	10,240	4,320
North Boundary	28,710	25,993
Valhalla	640	640
Chigwell	960	960
Wild River	3,200	640
Other	16,464	10,333

Total	350,383	184,929

Notes:

(1)	“Gross Acres” means the total acres in which the Corporation has an interest.

(2)	“Net Acres” means the total acres in which the Corporation has an interest multiplied by the working interest therein.

Production

     Average Daily Production Volumes

Prior to June 2003, the Corporation was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

The average daily production volumes for the Corporation for 2003 are set out below.

	2003

	3rd Quarter	4th Quarter	Annual Average

Natural Gas (mmcf/d)	16.7	16.2	16.3
Price ($/mcf)	5.81	5.88	5.84
Royalties	1.57	1.21	1.40
Production Costs	0.55	0.80	0.67
Netback	3.69	3.87	3.77

Selected Reserve Information

The following tables set forth certain information relating to the oil and natural gas reserves of the Corporation’s properties and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2003. The information set forth below is derived from the McDaniel Report and the GLJ Report which have been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Corporation’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

The Corporation has a reserves committee of independent board members which reviews the qualifications and appointment of the independent qualified reserves evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluation and review by the independent qualified reserves evaluators.

In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101 F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101 F3 are attached as Appendices A and B hereto, respectively.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

CONSTANT PRICES AND COSTS

	RESERVES

	LIGHT AND		NATURAL		NATURAL GAS
	MEDIUM OIL		GAS		LIQUIDS

	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

Proved
Developed Producing	164.5	156.2	30,857.9	23,397.4	135.1	105.0
Developed Non-Producing	13.3	13.0	7,255.8	5,490.3	23.3	17.3
Undeveloped	42.5	31.4	885.1	619.3	3.5	2.1

Total Proved	220.3	200.6	38,998.8	29,507.0	161.9	124.4
Probable	68.9	64.9	11,540.5	8,742.7	40.3	30.8

Total Proved Plus Probable	289.2	265.5	50,539.3	38,249.7	202.2	155.2

	NET PRESENT VALUES OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)

RESERVES	0	5	10	15	20	0	5	10	15	20
CATEGORY	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

PROVED
Developed Producing	126,270	109,435	97,321	88,117	80,845	126,270	109,435	97,321	88,118	80,846
Developed Non-Producing	26,674	24,004	21,868	20,118	18,656	26,675	24,004	21,868	20,118	18,656
Undeveloped	2,859	2,250	1,794	1,449	1,183	2,858	2,250	1,794	1,449	1,183

Total proved	155,803	135,689	120,983	109,684	100,684	155,803	135,689	120,983	109,685	100,685
Probable	45,705	34,607	27,591	22,754	19,233	39,644	29,688	23,544	19,385	16,398

Total Proved Plus Probable	201,508	170,296	148,574	132,438	119,917	195,447	165,377	144,527	129,070	117,083

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

CONSTANT PRICES AND COSTS

						Future		Future
						Net		Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
Reserves	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Category	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	249,009	56,310	28,198	3,575	5,123	155,803	0	155,803
Proved Plus Probable Reserves	322,286	72,641	36,227	6,696	5,214	201,508	6,061	195,447

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

CONSTANT PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE INCOME TAXES & ARTC
RESERVES		(discounted at 10%/year)
CATEGORY	PRODUCTION GROUP	(M$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	373
	Natural Gas (including by-products but excluding solution gas from oil wells)	108,193
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	766
	Natural Gas (including by-products by excluding solution gas from oil wells)	132,820

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

FORECAST PRICES AND COSTS

	RESERVES

	LIGHT AND		NATURAL		NATURAL GAS
	MEDIUM OIL		GAS		LIQUIDS

	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

Proved
Developed Producing	164.5	156.6	30,818.2	23,353.9	135.0	105.0
Developed Non-Producing	13.3	13.0	7,249.8	5,482.3	23.4	17.3
Undeveloped	42.5	32.3	885.1	620.3	3.5	2.1

Total proved	220.3	201.9	38,953.1	29,456.5	161.9	124.4
Probable	69.6	65.4	11,528.7	8,731.4	40.4	31.0

Total Proved Plus Probable	289.9	267.3	50,481.8	38,187.9	202.3	155.4

	NET PRESENT VALUES OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)

	0	5	10	15	20	0	5	10	15	20
Reserves Category	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Proved
Developed Producing	107,795	94,662	85,126	77,812	71,976	107,795	94,662	85,126	77,812	71,976
Developed Non-Producing	22,300	20,323	18,706	17,358	16,214	22,300	20,323	18,706	17,358	16,214
Undeveloped	1,867	1,472	1,159	917	728	1,867	1,473	1,159	917	728

Total proved	131,962	116,457	104,991	96,087	88,918	131,962	116,458	104,991	96,087	88,918
Probable	36,293	27,534	22,051	18,286	15,544	36,293	27,533	22,051	18,286	15,544

Total Proved Plus Probable	168,255	143,991	127,042	114,373	104,462	168,255	143,991	127,042	114,373	104,462

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

FORECAST PRICES AND COSTS

						Future		Future
						Net		Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
Reserves	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Category	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	222,255	50,058	30,673	3,650	5,912	131,962	0	131,962
Proved Plus Probable Reserves	285,134	63,824	40,025	6,913	6,117	168,255	0	168,255

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE INCOME TAXES & ARTC
		(discounted at 10%/year)
Reserves Category	PRODUCTION GROUP	(M$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	310
	Natural Gas (including by-products but excluding solution gas from oil wells)	94,955
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	602
	Natural Gas (including by-products by excluding solution gas from oil wells)	114,703

Notes:

(1)	“Gross Reserves” include working interest reserves before the deduction of royalties.

(2)	“Net Reserves” include working interest after royalty deductions plus royalty interest reserves.

(3)	The net cumulative cash flow forecasts are after direct lifting costs, freehold royalties, Crown mineral taxes and future investments. An allowance for future well abandonment costs for all working interest wells was included, however, no allowance was made for the abandonment of any facilities.

(4)	“Royalties” refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

(5)	“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

(6)	“Proved Reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(7)	“Probable Reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(8)	“Developed Reserves” are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(9)	“Developed Producing Reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(10)	“Developed Non-Producing Reserves” are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(11)	“Undeveloped Reserves” are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(12)	The pricing assumptions used in the McDaniel Report with respect to net cumulative cash flow as well as the inflation rates used for operating costs are set forth below.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2003

FORECAST PRICES AND COSTS

	OIL
					NATURAL	Edmonton
		Edmonton	Hardisty	Cramer	GAS(1)	Cond. &	INFLATION	EXCHANGE
	WTI Cushing	Par Price	Heavy	Medium	AECO Gas	Natural	RATES	RATE
	Oklahoma	40° API	12° API	29.0° API	Price	Gasolines
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/GJ)	($CDn/bbl)	%/Year	($US/Cdn)

Historical
2000	30.31	44.72	27.80	40.10	5.32	46.25	2.7	0.674
2001	25.97	39.60	18.05	32.22	5.15	42.42	2.6	0.646
2002	26.10	39.95	27.60	34.93	3.86	40.65	2.2	0.637
2003	30.95	43.10	27.45	36.90	6.30	43.70	2.0	0.715
Forecast
2004	29.00	37.70	22.70	32.20	5.50	38.45	2.0	0.750
2005	26.50	34.30	21.55	29.71	5.19	35.07	2.0	0.750
2006	25.50	33.00	21.56	28.84	4.87	33.78	2.0	0.750
2007	25.00	32.30	20.63	28.06	4.68	33.10	2.0	0.750
2008	25.00	32.30	20.39	27.97	4.53	33.11	2.0	0.750
2009	25.50	32.90	20.76	28.48	4.57	33.73	2.0	0.750
2010	26.00	33.50	21.11	29.00	4.60	34.34	2.0	0.750
2011	26.50	34.20	21.56	29.61	4.69	35.06	2.0	0.750
2012	27.00	34.80	21.91	30.11	4.78	35.68	2.0	0.750
2013	27.50	35.50	22.35	30.72	4.87	36.40	2.0	0.750
2014	28.10	36.20	22.79	31.32	4.97	37.11	2.0	0.750
2015	28.70	37.00	23.32	32.03	5.08	37.93	2.0	0.750
2016	29.30	37.80	23.85	32.73	5.19	38.75	2.0	0.750
2017	29.90	38.60	24.37	33.43	5.29	39.57	2.0	0.750
2018	30.50	39.30	24.79	34.02	5.40	40.29	2.0	0.750
2019	31.10	40.10	25.30	34.72	5.51	41.11	2.0	0.750
2020	31.70	40.90	25.80	35.41	5.61	41.93	2.0	0.750
2021	32.30	41.70	26.30	36.10	5.72	42.75	2.0	0.750
2022	32.90	42.40	26.69	36.69	5.82	43.47	2.0	0.750
2023	33.60	43.30	27.28	37.47	5.95	44.39	2.0	0.750
Thereafter	33.60	43.30	27.28	37.47	5.95	44.39	0.0	0.750

(13)	Operating costs were escalated at a rate of 2.0% per year. The exchange rate used for the US/Canadian dollar for 2004 was 0.75, for 2005 was 0.75, for 2006 was 0.75, for 2007 was 0.75 and for 2008 and beyond was 0.75.

(14)	For the constant price evaluations, the McDaniel Report used product prices in effect as at December 31, 2003 of $39.76 (Edmonton Par Light) per bbl of oil and $5.87 (Alberta Average) per mmbtu of natural gas.

(15)	McDaniel and GLJ have estimated total capital costs of $6,913,000 and $6,696,000 (undiscounted) in order to achieve the future proved plus probable net revenues, of which $3,684,000 and $3,611,000 will be incurred in 2004 and $2,982,000 and $2,866,000 in 2005 based on Forecast and Constant prices respectively.

(16)	Total burdens include crown, freehold and overriding royalties as well as mineral taxes.

ASSOCIATED AND
	LIGHT AND MEDIUM OIL			NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS

			Net			Net		Net
			Proved			Proved		Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mmbl)	(mbbl)

December 31, 2002
Extensions	—	—	—	2,892.6	1,207.1	4,099.7	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—
Acquisitions	201.9	64.5	267.3	29,571.5	7,524.3	37,095.8	124.4	31.0	155.4
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—
Production	—	—	—	(3,007.6)	—	(3,007.6)	—	—	—
December 31, 2003	201.9	64.5	267.3	29,456.5	8,731.4	38,187.9	124.4	31.0	155.4

Reconciliation of Reserves

Prior to June 2003, the Corporation was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties. Accordingly, the Corporation did not have any reserves prior to June 2003.

Additional Information Relating to Reserves Data

Prior to June 2003, the Corporation was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

     Undeveloped Reserves

The following table summarizes the gross volumes of proved undeveloped reserves that were first attributed in each of the most recent financial years:

2003

Product
Light and Medium Crude Oil(mbbls)	42.5
Natural Gas (mmcf)	885.1
Natural Gas Liquids (mbbls)	3.5

Total (mbbls)	193.5

The following table summarizes the gross volumes of probable reserves that were first attributed in each of the most recent financial years:

2003

Product
Light and Medium Crude Oil (mbbls)	69.6
Natural Gas (mmcf)	11,528.7
Natural Gas Liquids (mbbls)	40.4

Total (mbbls)	2,031.5

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

     Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue calculated using no discount.

	2004	2005	2006	2007	2008
	($ Thousands)	($ Thousands)	($ Thousands)	($ Thousands)	($ Thousands)

Reserve Category
Proved Reserves (Constant Prices and Costs)	3,412	150	—	—	12
Proved Reserves (Forecast Prices and Costs)	3,480	156	—	—	14
Proved & Probable Reserves: (Forecast Prices and Costs)	3,684	2,982	27	27	110

The Corporation has established a $56 million capital program to fund its exploration and development activities for the 2004 year. Such financing consists of internally generated cash flows and possible proceeds from minor divestitures of interests in non-principal properties acquired pursuant to the acquisitions of Pointwest and Zorin. The Corporation is currently evaluating the interests acquired pursuant to the acquisitions of Pointwest and Zorin. Any decision to divest any interest in such properties will only be contemplated once such evaluations are complete. The Corporation’s capital program does not include any corporate acquisition opportunities, which would likely be financed through debt or equity financings.

Other Oil And Gas Information

     Oil and Gas Properties and Wells

As at December 31, 2003, the Corporation had an interest in 257 gross (113.1 net) producing and 40 gross (18.3 net) non-producing oil and natural gas wells as follows:

	PRODUCING		NON-PRODUCING

	Gross(1)	Net(2)	Gross	Net

Wells
Alberta	234	97.0	40	18.3
British Columbia	23	16.1	—	—

TOTAL	257	113.1	40	18.3

Notes:

(1)	“Gross” wells means the number of wells in which the Corporation has a working interest or a royalty interest that may be convertible to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by the Corporation’s percentage working interest therein.

     Properties with No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties held by the Corporation and the net area of unproved property for which the Corporation expects its rights to explore, develop and exploit to expire during the next year:

	UNPROVED PROPERTIES
	(acres)

LOCATION	Gross	Net	Net Area to Expire in 2004

Manitoba	80	18	0
Alberta	321,593	158,918	19,757
British Columbia	28,710	25,993	4,180

TOTAL	350,383	184,929	23,937

     Forward Contracts

Pursuant to the exercise of the option to purchase an undivided interest of up to 49% in the Southward Properties, the Corporation acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the Southward Properties. Such contracts represent 7,645 GJ/d of natural gas as follows:

Transaction Type	Volume (GJ/d)	Contract Price (GJ/d)	Expiry

Costless Collar	4,830	$6.36 - $7.15	March 31, 2004
Fixed	1,610	$6.76	March 31, 2004
Cogeneration Fuel Supply	263	$1.959 - $2.217	October 31, 2008
Daily Declining Profile(1)	841	Netback(2)	October 31, 2011
Reserve Based	101	Netback(3)	Life of reserves

Notes:

(1)	The Corporation’s obligation under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/d)

November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2)	TransCanada Pipelines Limited netback pricing.

(3)	Progas Limited netback pricing.

Following December 31, 2003, the Corporation entered into financial hedging contracts in respect of 28,000 GJ/d of natural gas as follows:

Transaction Type	Volume (GJ/d)	AECO Price (GJ/d)	Term

Collar	5,000	$5.50 - $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 - $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 - $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	April 1, 2004 to June 30, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

The Corporation has sufficient production to meet these commitments.

     Abandonment & Reclamation Costs

An allowance for future well abandonment costs was made for all of the Corporation’s working interest wells, however, no allowance was made for the reclamation of well sites or the abandonment and reclamation of any facilities.

     Costs Incurred

The following table outlines costs incurred during the financial year ended December 31, 2003.

Property Acquisitions, Dispositions and Capital Expenditures

Nature of cost	Amount ($M)

Property Acquisition Costs
Proved	—
Unproved	—
Exploration Costs	7,592
Development Costs	6,912

Total	14,504

     Exploration and Development Activities

The following table summarizes the results of exploration and development activities during the financial year ended December 31, 2003.

	Gross	Net

Development Wells
Gas	20	9.6
Oil	2	1.0
Service	—	—
Dry	7	3.5
Exploratory Wells
Gas	5	3.0
Oil	—	—
Service	—	—
Dry	1	0.5

Total Wells	35	17.6

The Corporation intends to continue to develop its principal properties as well as continue its grassroots exploration program to establish new core areas in Alberta and British Columbia. Hawker will continue to target natural gas properties with multiple horizons in the Western Canada Sedimentary Basin. These exploration and development activities will be financed through a $56 million capital program for the 2004 year, which financing consists of internally generated cash flow and proceeds from divestitures of interests in non-principal properties.

     Production Estimates

The following tables summarize the volume of total proved production estimated for 2004 using constant and forecast prices and costs.

	ESTIMATED PRODUCTION

	Constant Prices and Costs	Forecast Prices and Costs

Light and Medium Crude Oil (boe/d)	123	123
Natural Gas (mcf/d)	30,250	30,250
Natural Gas Liquids (boe/d)	111	111

BORROWINGS

At December 31, 2003, the Corporation had total bank borrowings outstanding in the amount of $54,149,000.

The Corporation has a $54 million extendible revolving credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Corporation may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interests rate spread payable to the bank. The loan is a revolving facility until June 30, 2004, with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. The facility is subject to semi-annual reviews and re-determination of the Corporation’s borrowing base by the bank, with the next review to occur by March 31, 2004. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayments required.

The Corporation also has a $10 million non-revolving bridge facility from the same Canadian chartered bank. This bridge facility, available to the Corporation solely for the acquisition of Pointwest, was fully drawn upon as at December 31, 2003. The bridge facility bears interest at rates varying from Canadian prime rate plus 250 basis points, payable monthly in arrears. The Corporation may also borrow by way of bankers’ acceptances that are subject to a stamping fee payable to the bank. The bridge facility is repayable in full on or prior to September 30, 2004.

While any amounts are outstanding under the bridge facility, the loan margins on both the extendible revolving term credit facility and the bridge facility will be increased by (i) 25 basis points effective May 1, 2004, (ii) 50 basis points effective June 1, 2004, (iii) 100 basis points effective July 1, 2004, (iv) 150 basis points effective August 1, 2003, and (v) 200 basis points effective September 1, 2004.

Collateral pledged for the facilities consists of a first floating charge demand debenture in the amount of $150 million over all of the property of the Corporation.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Hawker in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Hawker is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil

In Canada, the producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the balance between supply and demand. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.

Price and Marketing — Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 10,648 mmcf/d), must be made pursuant to an National Energy Board order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement (“NAFTA”) became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, sulphur, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, NGLs, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metre exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit (“ARTC”) program. The ARTC program is based on a price sensitive formula and the ARTC rate varies between 25% and 75%. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties that would otherwise be payable by the Corporation to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives will have the effect of increasing the net income of the Corporation.

In British Columbia, the amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Natural gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other natural gas may not be less than 15%.

On May 30, 2003, the Minister of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands. The Strategy, which was updated in November 2003, is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and service-sector opportunities. Some of the financial incentives include: i) royalty credits of up to $30 million annually towards road infrastructure in support of resource development (Industry must make an equal contribution), ii) royalty credits for deep gas exploration, re-entry, and horizontal drilling, and iii) royalty credits for unconventional and new basins.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act, which came into force on September 1, 1993, and imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases the penalties that can be imposed.

RISK FACTORS

Exploration, Development and Production Risks

Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such reserves are exploited. A future increase in the Corporation’s reserves will depend not only upon the Corporation’s ability to explore and develop any properties it may have, but also on its ability to select and acquire suitable producing properties. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or to participate in other ventures or be able to identify and reach agreement with suitable partners. Moreover, if such acquisitions or partners are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make any such opportunities uneconomic. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

The Corporation’s involvement in the exploration for and development of oil and gas properties may result in the Corporation becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation’s financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Corporation. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Corporation’s oil and gas reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation’s future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation. A sustained material decline in prices from historical average prices could limit or reduce the Corporation’s borrowing base, thereby reducing the debt financing available to the Corporation, and could require that a portion of any existing debt financing of the Corporation be repaid.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation may be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation may also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Substantial Capital Requirements; Liquidity

The Corporation anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Moreover, future activities may require the Corporation to alter its capitalization significantly. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial condition, results of operations or prospects.

Competition

The Corporation competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation. The Corporation’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Corporation’s ability to increase reserves in the future will depend not only on its ability to explore and develop the properties to be acquired with the proceeds of this offering, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The oil and gas industry is highly competitive. The Corporation’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Corporation.

The Corporation’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects (See “Industry Conditions — Environmental Regulation”).

Reserves Replacement

The Corporation’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Corporation successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation’s reserves will depend not only on the Corporation’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that the Corporation’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Corporation will be largely dependent upon the performance of its management and key employees. The Corporation does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of Hawker.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding Common Shares. However, the board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of the Corporation on the basis of the Corporation’s earnings, financial requirements and other conditions existing at the time.

Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the Business Corporations Act (Alberta).

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Additional Funding Requirements

The Corporation’s cash flow from its properties may not be sufficient to fund its ongoing activities and implement its business plan. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation’s future revenues from its future reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Issuance of Debt

The Corporation’s activities may be financed partially or wholly with debt, which may increase the Corporation’s debt levels above industry standards. Neither the Corporation’s articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation’s indebtedness from time to time could impair the Corporation’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.

Title Defects

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect Hawker’s title to the property or entitlement to revenue from the property.

Uncertainty of Reserve Information

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived from exploration and production activities, including many factors that are beyond the control of the Corporation. The reserve and cash flow information set forth in this Annual Information Form represent estimates only. The reserves and estimated future net cash flow from the Corporation’s properties have been independently evaluated effective December 31, 2003 by McDaniel and GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Hawker’s exploration and production facilities and other operations will emit greenhouse gases which may subject Hawker to legislation regulating greenhouse gases. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Corporation’s operations and facilities. The direct and indirect costs of these regulations may adversely affect the business of the Corporation.

Government Regulation and Taxation

Oil and gas operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, mine safety, hazardous materials, toxic substances, taxation and other matters. It is believed that the Corporation is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing oil and gas operations and the more stringent implementation thereof are actively considered form time to time and the implementation thereof could have a material adverse impact on the Corporation. In addition, taxation laws and regulations as well as the current administrative practices of both the federal and provincial tax authorities may be amended or construed in such a way that is detrimental to the Corporation or its activities.

SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information for the period indicated. The financial information for the period prior to June 30, 2003 reflects the Corporation’s operations as a pharmaceutical research company prior to its change of business into an oil and gas exploration and development company.

Financial Results

	Year ending	Year ending	Year ending
	December 31, 2003	December 31, 2002	December 31, 2001

	($000s except per share amounts)
Total Revenue, net of royalties	13,942	139	729
Net Income (Loss)	2,314	3,766	(22,988)
per share — basic	0.14	0.76	(4.64)
per share — fully diluted	0.14	0.76	(4.64)
Total Assets	185,102	4,015	22,584
Long-Term Debt	44,149	—	—
Cash Dividends per share	—	—	—

Average Prices

	2003

	1st	2nd	3rd	4th	Annual
	Quarter	Quarter	Quarter	Quarter	Average

Oil ($/bbl)	—	—	—	—	—
Natural gas ($/mcf)	—	—	5.81	5.87	5.84
NGLs ($/bbl)	—	—	—	—	—
Total ($/boe)	—	—	34.86	35.22	35.04

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information contained in the Management’s Discussion and Analysis relating to the Corporation’s financial statements for the year ended December 31, 2003 is incorporated herein by reference and forms an integral part of this Annual Information Form.

MARKET FOR SECURITIES

The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol “HKR”.

DIRECTORS AND EXECUTIVE OFFICERS

The name, municipality of residence, position with the Corporation and principal occupation of each of the directors and executive officers of the Corporation are as follows:

Name and Municipality	Position with the	Director or	Present Occupation and Positions Held
of Residence	Corporation	Officer Since	During the Last Five Years

David A. Tuer Calgary, Alberta	President and Chief Executive Officer and a Director	January 6, 2003	President and Chief Executive Officer and a Director of Hawker and Chairman, Calgary Health Region. Prior to October 2001, President, Chief Executive Officer and a Director of PanCanadian Energy Corporation

Ronald P. Mathison(1)(2) Calgary, Alberta	Chairman and a Director	April 3, 2003	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.

Stan G.P. Grad(3) Calgary, Alberta	Director	April 21, 2003	Independent Businessman

Bruce J. Kenway, C.A.(1) Calgary, Alberta	Director	March 31, 1994	Partner, Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

Martin A. Lambert(1)(2)(4) Calgary, Alberta	Director	April 3, 2003	Partner, Bennett Jones LLP

Keith T. Smith(3)(4) Calgary, Alberta	Director	April 3, 2003	President and Chief Executive Officer of zed.i solutions inc. from April 2001. Prior thereto, Vice President, Corporate Development with zed.i solutions inc. since April 2000 and Executive Vice President of Acanthus Resources Ltd., a private oil and gas company, from August 1998 to April 2000. Prior thereto, Executive Vice President of WestCastle Energy Corp., the Manager of WestCastle Energy Trust, and a Director of WestCastle Acquisition Corp., the operating company of WestCastle Energy Trust from February 1997 to August 1998

Barry R. Herring Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer	May 6, 2003	Senior Vice President, Finance and Chief Financial Officer of the Corporation since May 6, 2003. Prior thereto, Vice President, Finance and Chief Financial Officer of Southward Energy Ltd. from January 2002 to April 2003, Senior Vice President of Calpine Canada from June 2000 to September 2000, Vice President, Finance and Operations of Quintana Minerals Canada Corp. from May 1999 to June 2000 and Vice President, Finance and Operations of Ocean Energy Inc. from 1997 to 1999.

Name and Municipality	Position with the	Director or	Present Occupation and Positions Held
of Residence	Corporation	Officer Since	During the Last Five Years

Terry C. Schmidtke Calgary, Alberta	Senior Vice President, Operations and Chief Operating Officer	April 21, 2003	Senior Vice President, Operations and Chief Operating Officer of the Corporation since April 21, 2003. Prior thereto, Senior Vice President, Central Plains Region for EnCana Corporation from April 2002 to March 2003, and General Manager of various business units of PanCanadian Energy Corporation since 1994.

Notes:

(1)	Member of Audit Committee.

(2)	Member of Corporate Governance Committee.

(3)	Member of Reserves Committee.

(4)	Member of Compensation Committee.

At the date of this Annual Information Form, there are six directors of the Corporation. At the next annual meeting of shareholders, shareholders of Hawker will be asked to elect as directors the six nominees listed in the above table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the directors shall be eligible for re-election.

As at March 5, 2004, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over an aggregate 2,763,377 Common Shares and 3,371,852 non-voting Class A Shares, representing 7.7% of the 35,997,200 issued and outstanding Common Shares and 87.0% of the 3,874,437 non-voting Class A Shares, and directors and executive officers held options to acquire an additional 175,000 Common Shares.

CONFLICTS OF INTEREST

Certain of the directors and officers of the Corporation are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the Business Corporations Act (Alberta), including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Corporation.

ADDITIONAL INFORMATION

Additional information, including remuneration of directors and officers of the Corporation and the and the principal holders of the Common Shares, is contained in the Corporation’s information circular dated March 5, 2004 which relates to the Annual and Special Meeting of shareholders of the Corporation to be held on April 28, 2004.

The Corporation will provide to any person, upon request to the Assistant Corporate Secretary of the Corporation at 700, 700 – 2nd Street S.W., Calgary, Alberta T2P 2W1:

(a)	when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

(i)	one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii)	one copy of the annual comparative consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

(iii)	one copy of the Corporation’s management information circular dated March 5, 2004; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any documents referred to in (i) to (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholders of the Corporation.

APPENDIX A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR

Report on Reserves Data

To the board of directors of Hawker Resources Inc. (the “Corporation”):

1.	We have evaluated the Corporation’s reserves data as at December 31, 2003. The reserves data consist of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)
or Auditor	Audit Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

McDaniel and Associates Consultants Limited	December 31, 2003	Canada	—	$116,214.3	—	$116,214.3

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

March 12, 2004, Calgary, Alberta, Canada.

McDANIEL AND ASSOCIATES CONSULTANTS LIMITED

Per:	(signed) “Phil Welch” Phil Welch

A-3 -

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR

Report on Reserves Data

To the board of directors of Hawker Resources Inc. (the “Corporation”):

1.	We have reviewed the Corporation’s reserves data as at December 31, 2003. The reserves data consist of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our review.

We carried out our review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform a review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. A review also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation reviewed by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have reviewed and reported on to the Corporation’s board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)
or Auditor	Audit Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

Gilbert Laustsen Jung Associates Limited	December 31, 2003	Canada	—	—	$10,828	$10,828

5.	In our opinion, the reserves data respectively reviewed by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

March 12, 2004, Calgary, Alberta, Canada.

GILBERT LAUSTSEN JUNG ASSOCIATES LIMITED

Per:	(signed) “Jodi Anhorn” Jodi Anhorn

APPENDIX B

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FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). This form does not apply in British Columbia.

1.	Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.[1]

2.	The report referred to in item 3 of section 2.1 of NI 51-101 shall in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of Hawker Resources Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

3.	(a)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

	(b)	the related estimated future net revenue; and

4.	(a)	proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

	(b)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed, respectively, the Corporation’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report;

The Reserves Committee of the board of directors of the Corporation has

5.	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator and qualified reserves auditor;

6.	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation and, because of the proposal to change the independent qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators or qualified reserves auditors and management; and

7.	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee approved

[1]	For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or the Companion Policy.

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8.	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

9.	the filing of the reports of the independent qualified reserves evaluator and the independent qualified reserves auditor on the reserves data; and

10.	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) “David A. Tuer” David A. Tuer President and Chief Executive Officer	(signed) “Terry C. Schmidtke” Terry C. Schmidtke Senior Vice President, Operations and Chief Operating Officer

(signed) “Ronald P. Mathison” Ronald P. Mathison Director	(signed) “Martin A. Lambert” Martin A. Lambert Director

March 17, 2004

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